UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

CUENTAS INC.
(Name of Issuer)

Common Stock, $0.001
(Title of Class of Securities)

229794102
(CUSIP Number)

Yochanon Bruk, 1898 NW 74th Ave., Pembroke Pines, FL 33024, (304) 812-7212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229794102	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DINAR ZUZ LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

600,000

	6.	SHARED VOTING POWER

00,000

	7.	SOLE DISPOSITIVE POWER

600,000

	8.	SHARED DISPOSITIVE POWER

00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

As of this date - 13.69% of the Common Stock, $0.001
12.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 229794102	13G	Page 3 of 7 Pages

(*) On February 28, 2019, Cuentas Inc.(“The Company”) signed the Optima Term Sheet for a total investment of $2,500,000 over one year and received the first deposit of $500,000 on the same date. Under the Optima Term Sheet, it was agreed that the initial invested amount of $500,000 will in consideration for 166,667 shares of Common Stock of the Company. It was also agreed that Optima may purchase the Optima Convertible Note in the amount of $2,000,000, which may be funded on a quarterly basis. The term of the Optima Convertible Note shall be three years and it may be converted at a price per share equal to 75% of the public per share price on the date of conversion, but in any case, not less than $3 per share. Optima will additionally get a proxy to vote with the Controlling Shareholders of the Company’s par value $0.001 per Series B Preferred share (the “Preferred Stock”) held by the Company’s Chief Executive Officer and President. The total investment in the Company shall be not be less than 25% of the outstanding shares at the first anniversary of the Optima Term Sheet. On May 10, 2019, the Company signed the First Amendment to the Optima Term Sheet with Optima Where Optima will make an additional deposit of $550,000 to the Company and that additional deposit will be provided to the Company in the form of a Convertible Note as discussed above. It was also agreed that Optima will provide an additional amount of $1,450,000 to the Company which will be provided in a form of a Convertible Note pursuant to the following schedule:

Date	Amount
05/28/2019	$200,000
08/28/2019	$500,000
11/28/2019	$500,000
02/28/2020	$250,000

All the other terms and conditions of the Optima Term Sheet, will remain in full force and effect. On May 11, 2019 the Company received a second deposit of $550,000 and on May 28, 2019 the Company received a third deposit of $200,000.

On May 10, 2019 the Company signed an Amendment to the Optima Term Sheet with Optima whereas Optima will make an additional deposit of $550,000 to the Company and whereas that additional deposit will be provided to the Company in the form of a Convertible Note as discussed in the Optima Term Sheet. It was also agreed that Optima will provide an additional amount of $1,450,000 to the Company which will be provided in a form of a Convertible Note at the following dates:

Date	Amount
05/28/2019	$200,000
08/28/2019	$500,000
11/28/2019	$500,000
02/28/2020	$250,000

All the other terms and conditions of the Optima Term Sheet, will remain in full force and effect. On May 11, 2019 Optima made an additional deposit of $550,000. On May 28, 2019 Optima made an additional deposit of $200,000.

On July 30, 2019, Optima assigned its rights under the Optima Term Sheet to Dinar Zuz. On the same date, the Company and Dinar Zuz executed the Dinar Subscription Agreement with the same terms as reflected in the Optima Term Sheet and its First Amendment. Under the Dinar Subscription Agreement, Dinar Zuz made an additional deposit of $250,000 and agreed to provide an additional amount of $1,000,000 to the Company which will be provided in a form of a Convertible Note pursuant to the following schedule:

Date	Amount
10/26/2019	$500,000
01/26/2020	$500,000

On August 12, 2019, the Company issued 500,000 shares of its Common Stock to Dinar Zuz pursuant to a securities purchase agreement entered into between the Company and Dinar Zuz on July 30, 2019.

On October 23, 2019 Optima provided an additional amount of $250,000 to the Company which was be provided in a form of the Optima Convertible Note pursuant to a securities purchase agreement between the Company and Optima, dated July 30, 2019.

On January 6, 2020, Dinar Zuz provided an additional amount of $300,000 to the Company. This was immediately converted. Therefore, an additional 100,000 shares was issued to Dinar Zuz. Dinar Zuz currently owns 600,000 shares of CUEN.

Percent of class is 13.69% assuming the conversion of the Convertible Note.

CUSIP No. 229794102	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer

CUENTAS INC.

(b)	Address of Issuer’s Principal Executive Offices

200 S BISCAYNE BLVD., 55TH FLOOR, MIAMI, FL 33131

Item 2.

(a)	Name of Person Filing

DINAR ZUZ LLC

(b)	Address of the Principal Office or, if none, residence

1898 NW 74th Ave., Pembroke Pines, FL 33024

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock, $0.001

(e)	CUSIP Number

229794102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 229794102	13G	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 600,000

(b)	Percent of class: 13.69%

(c)	Number of shares as to which the person has: 600,000

(i)	Sole power to vote or to direct the vote. 600,000

(ii)	Shared power to vote or to direct the vote. N/A

(iii)	Sole power to dispose or to direct the disposition of. 600,000

(iv)	Shared power to dispose or to direct the disposition of. N/A

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

CUSIP No. 229794102	13G	Page 6 of 7 Pages

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 229794102	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/07/2020
Date

/s/ Yochanon Bruk
Signature

Yochanon Bruk/Manager
Name/Title